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BRENDEN P. CARROLL +1 202 261 3458 Direct +1 202 261 3027 Fax

April 25, 2014

VIA EDGAR CORRESPONDENCE

Mr. Asen Parachkevov

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Dear Mr. Parachkevov:

This letter responds to comments you provided to Chelsea M. Childs and me in a telephonic discussion on March 31, 2014, with respect to your review of Post-Effective Amendment No. 390 (“PEA No. 390”) to the Registrant’s registration statement filed with the U.S. Securities and Exchange Commission (“SEC”) on February 14, 2014. PEA No. 390 was filed pursuant to Rule 485(a)(2) under the Securities Act of 1933 for the purpose of registering Class A, Class C, Class IR, Class R, and Institutional Shares of the Goldman Sachs Dynamic Commodity Strategy Fund (the “Fund”), a series of the Registrant. We have reproduced your comments below, followed by the Registrant’s responses. Capitalized terms have the meanings attributed to such terms in the registration statement.

Prospectus

1.	Comment: Please revise the disclosure in the “Principal Risks of the Fund” and “Risks of the Fund” sections of the Prospectus to state that the investment program of the Fund is speculative, entails substantial risks and includes investment techniques not employed by traditional mutual funds.

Response: The Fund has incorporated this comment.

US  Austin  Boston  Charlotte   Hartford  Los  Angeles  New  York  Orange  County   Philadelphia  Princeton  San  Francisco Silicon Valley   Washington DC   EUROPE   Brussels  Dublin   Frankfurt  London  Luxembourg  Moscow  Munich   Paris  ASIA  Beijing Hong Kong

2.	Comment:

a.	Please confirm whether the Subsidiary’s fees and expenses borne by the Fund will be included in the Fund’s “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table.

b.	Discuss supplementally whether the Subsidiary is a “commodity pool” or “3(c)(1)” and/or “3(c)(7)” fund.

Response:

a.	The Fund hereby confirms that the Subsidiary’s fees and expenses borne by the Fund will be included in the Fund’s “Acquired Fund Fees and Expenses” in the “Annual Fund Operating Expenses” table. The management fee paid to the Investment Adviser by the Subsidiary will not be passed through to Fund investors but is instead contractually waived by the Investment Adviser out of its management fee received for services provided to the Fund. The contractual fee waiver, which may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place, will be reflected by the “Fee Waiver and Expense Limitation” line item in the “Annual Fund Operating Expenses” table, along with a corresponding footnote.

b.	The Subsidiary expects to be a “commodity pool” and “3(c)(7)” fund.

3.	Comment: Please disclose whether the Fund’s commodity exposure will be obtained either entirely or principally through the Subsidiary and revise the disclosure accordingly.

Response: The Fund expects to obtain commodity exposure principally through the Subsidiary and, accordingly, believes the current disclosure is appropriate.

4.	Comment: Please confirm that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the arrangement will remain in effect for at least one year from the date of the Prospectus and the Investment Adviser will not be entitled to recoup any amounts reimbursed to the Fund pursuant to the arrangement.

Response: The Fund hereby confirms that, with respect to the expense limitation arrangement described in the footnote to the “Annual Fund Operating Expenses” table, the arrangement will remain in place for at least one year from the date of the Prospectus and the Investment Adviser is not entitled to reimbursement of any waived fees, or reimbursed expenses, from prior fiscal years.

5.	Comment: With respect to the Subsidiary:

a.	Please confirm supplementally that the Fund may invest up to 25% of its total assets in the Subsidiary.

b.	Please confirm supplementally that the financial statements of the Subsidiary will be consolidated with those of the Fund.

c.	Please confirm supplementally that the Fund complies with the provisions of the Investment Company Act of 1940, as amended (“1940 Act”), governing investment policies (Section 8) and capital structure and leverage (Section 18) on a consolidated basis with the Subsidiary.

d.	Please confirm supplementally that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17) and please identify the custodian of the Subsidiary.

e.	Please confirm supplementally that the investment advisory agreement with respect to the Subsidiary satisfies the requirements of the 1940 Act relating to investment advisory contracts (Section 15).

f.	Please confirm supplementally that the Subsidiary and its Board of Directors will: (1) designate an agent for service of process in the United States; and (2) agree to inspection of the Subsidiary’s books and records by the SEC.

g.	Please confirm supplementally whether the Subsidiary’s Board of Directors will sign the Fund’s registration statement.

h.	Please confirm supplementally whether the Fund will sell or transfer shares of the Subsidiary to a third party.

i.	Please confirm supplementally whether the Subsidiary’s investment adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund).

Response:

a.	The Fund hereby confirms that it may invest up to 25% of its total assets the Subsidiary.

b.	The Fund hereby confirms that the Subsidiary’s financial statements will be consolidated with the Fund’s financial statements. The consolidated financial statements of the Fund and the Subsidiary will also be audited by the Fund’s independent registered public accounting firm.

c.	The Fund hereby confirms that, in complying with its fundamental and non-fundamental investment restrictions, the Fund will typically aggregate its direct investments with the Subsidiary’s investments when testing for compliance with each investment restriction. However, the Subsidiary will independently “segregate” liquid assets or enter into offsetting positions with respect to transactions that may give rise to leveraging risk to the same extent the Fund segregates assets for, or offsets, similar transactions the Fund engages in directly. In addition, the Subsidiary will adopt many of the same fundamental and non-fundamental investment restrictions as the Fund. The Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a).

d.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including the provisions of Section 17 relating to affiliated transactions. However, the same practices with regard to pricing and valuation that apply to the Fund will apply to the Subsidiary, and custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder. In addition, the Fund is acutely aware of the requirements of Section 48(a) of the 1940 Act, which prohibits the Fund from doing indirectly “through or by means of any other person” (i.e., the Subsidiary) what it is prohibited from doing directly. As such, the Subsidiary will not engage in any activity prohibited by the 1940 Act that would cause the Fund to violate Section 48(a). The Fund and the Subsidiary will utilize the same custodian, JPMorgan Chase Bank, N.A.

e.	The Fund respectfully submits that the Subsidiary is not a registered investment company under the 1940 Act, and therefore is not required to comply with the requirements of the 1940 Act applicable to registered investment companies, including Section 15. However, the investment adviser to the Subsidiary has been approved to manage the Fund’s assets by the Fund’s Board of Trustees and its sole initial shareholder in accordance with Section 15 of the 1940 Act.

f.	The Fund hereby: (1) confirms that a designation of a domestic (U.S.) agent for service of process for the Subsidiary will be made; and (2) consents to the examination of the Subsidiary’s books and records by the SEC to the same extent that the Fund’s books and records are subject to inspection by the SEC.

g.	The Fund respectfully submits that the Subsidiary’s Board of Directors is not required to execute the Fund’s registration statement. The Subsidiary is not offering any securities in the United States, nor is the Subsidiary a co-issuer of the Fund’s securities. The Subsidiary is organized solely for the purpose of providing the Fund a non-exclusive means by which the Fund may advance its investment objective in compliance with a revenue ruling of the Internal Revenue Service (“IRS”) which limits the Fund’s ability to gain exposure to the commodities markets through investments in commodity-linked derivative instruments.[1]

Section 7(d) of the 1940 Act prohibits an investment company that is not organized or otherwise created under United States law from utilizing any means or instrumentality of interstate commerce, directly or indirectly, to offer for sale, sell or deliver after sale, in connection with a public offering, any security of which it is the issuer. The SEC staff has issued a number of letters granting no-action relief where U.S. registered funds sought to set up offshore controlled foreign corporations (“CFCs”) to permit them to invest in foreign markets and/or obtain favorable tax treatment (the “Conduit Letters”).2 In each of the Conduit

[1]	The Fund may invest in commodity-linked derivative instruments directly but is limited in its ability to do so by the IRS revenue ruling. Furthermore, as currently disclosed, the IRS has issued private letter rulings to similar funds in which the IRS specifically concluded that income derived from a fund’s investment in a wholly-owned foreign subsidiary will constitute qualifying income to the fund.
[2]	See South Asia Portfolio, SEC-No-Action Letter (March 12, 1997); Templeton Vietnam Opportunities Fund, Inc., SEC No-Action Letter (September 10, 1996); The Spain Fund, Inc., SEC No-Action Letter (Nov. 27, 1987); The Thai Fund, Inc., SEC No-Action Letter (Oct. 29, 1987); The Scandinavia Fund, Inc., SEC No-Action Letter (Oct. 24, 1986).

Letters, the CFCs were established in order to facilitate the fund’s investment program, and not for the purpose of creating a foreign investment vehicle to be marketed to U.S. investors. The funds were the sole beneficial owners of the offshore CFCs, and the funds and their managers controlled all of the CFC’s investment activities. Accordingly, the concerns of Section 7(d) were not implicated. The Fund is relying on the Conduit Letters in support of its view that the Subsidiary is not offering securities in the United States in violation of Section 7(d).3

The Fund also believes that the Subsidiary is not a co-issuer of the Fund’s securities and, therefore, is not required to sign the Fund’s registration statement. The Fund is aware that, with respect to fund-of-funds relying on Section 12(d)(1)(E) of the 1940 Act (so-called “master-feeder” or “hub and spoke” funds), the staff requires the acquired fund to sign the registration statement of the acquiring fund. The staff takes this position based upon its view that the acquiring fund is a co-issuer of the acquired fund’s securities under Rule 140 under the Securities Act of 1933.

Rule 140 provides in relevant part that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities…is to be regarded as engaged in the distribution of the securities of such issuer within the meaning of Section 2(a)(11) of the [Securities Act]” (emphasis supplied). Under Rule 140, the entity for whose benefit the other entity sells its stock is also deemed a “co-

[3]	We believe the present situation presents less concern than situations where the Staff previously granted no-action relief because of the limited amount of the Fund’s assets to be invested in the Subsidiary. The Fund will invest a limited amount of its assets in the Subsidiary and is limited by the IRS diversification requirements applicable to registered investment companies (limiting a fund’s investment in a CFC to 25% of total assets at quarter-end). Similarly, the present situation raises less concern than in the context of hub and spoke structures (where 100% of the parent feeder fund’s assets are invested in an offshore master fund) in which the Staff has also provided no-action relief under Section 7(d). See Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).

The Fund’s investment in the Subsidiary will not result in any potential abuses that Section 7(d) was designed to address. The purpose of the present structure is merely to better achieve the Fund’s investment objective in light of an IRS revenue ruling, rather than to create a foreign investment vehicle to be marketed to U.S. investors. In addition, the concerns underlying Section 7(d) may be addressed through enforcement of the 1940 Act against the Fund, which is registered under the 1940 Act and subject to Section 48(a) thereunder.

issuer” for purposes of Rule 140. In a typical master-feeder structure, the staff has viewed the feeder fund as a “co-issuer” of the master fund’s shares under Rule 140 and has required that the master fund sign the feeder fund’s registration statement.4

The Subsidiary’s structure is decidedly different from the traditional master-feeder structure in that the Fund’s investment in the Subsidiary is a limited part of the Fund’s overall investment strategy. The “chief part” of the Fund’s business is not the purchase of the securities of the Subsidiary and the sale of its own securities. Rather, the Fund’s assets are typically invested outside the Subsidiary. As noted above, only a limited portion of the Fund’s assets will be invested in the Subsidiary. The Fund maintains that in order to be “the chief part” of one’s business, it must be the predominant activity of the Fund.5 In contrast, in the master-feeder structure, a feeder fund’s sole activity is to purchase the investment securities of the master, and in turn issue its own shares. Based on this distinction, the Fund does not believe that the Subsidiary should be deemed a “co-issuer” under Rule 140 and, thus, the Subsidiary is not required to sign the Fund’s registration statement.

Although the Subsidiary is not required to sign the Fund’s registration statement, the Fund believes that the SEC and staff will be able to adequately supervise and assert jurisdiction over the activities of the Subsidiary if necessary for the protection of Fund investors. First, as noted above with respect to the Subsidiary, the Subsidiary will not be able to engage in any activity that would cause the Fund to violate the 1940 Act pursuant to Section 48(a). Second, with respect to the Subsidiary, although the Subsidiary is organized in the Cayman Islands, all of its activities, including investment management, will take place in

[4]	See Letter from Richard Breeden to the Hon. John Dingell (April 15, 1992) (outlining the regulation of master-feeder arrangements under the 1940 Act and including a report of the Division of Investment Management, “Committee on Energy and Commerce U.S. House of Representatives, Hub and Spoke Funds: A Report Prepared by the Division of Investment Management”). See also Man Glenwood Lexington TEI LLC, SEC No-Action Letter (April 30, 2004); Alternative Investment Partners Absolute Return Fund STS, SEC No-Action Letter (July 10, 2006).
[5]	See e.g., FBC Conduit Trust I, SEC No-Action Letter (October 6, 1987) (Staff interpreted the phrase “chief part” in Rule 140 in the context of a proposed offering of collateralized mortgage obligation bonds or certificates backed by private label mortgage pass-through certificates (“PCM”). The Staff determined that Rule 140 “would not be applicable if the collateral securing any series of bonds or certificates consists of 45% or less of a particular issuer’s PCM’s”). See also Merriam Webster Dictionary, defining “chief” as “of greatest importance or influence.”

the United States. The Subsidiary’s books and records will be maintained in the United States, together with the Fund’s books and records, in accordance with Section 31 of the 1940 Act and the rules thereunder. As previously noted, custody of the Subsidiary’s assets will be maintained in the United States with the Fund’s custodian or otherwise in accordance with Section 17(f) and the rules thereunder, and the Subsidiary will consent to service of process and examination of its books and records.

h.	The Fund hereby confirms that it does not intend to sell or transfer shares of the Subsidiary to a third party.

i.	The Investment Adviser has agreed to irrevocably waive a portion of the management fees it receives from the Fund in an amount equal to the management fees it receives from the Subsidiary. This management fee waiver arrangement, which was approved by the Fund’s Board of Trustees, may not be discontinued by the Investment Adviser as long as its contract with the Subsidiary is in place. Accordingly, although the Investment Adviser can increase the management fees it receives from the Subsidiary without shareholder approval (i.e., the Fund), the Fund respectfully notes that, because of this management fee waiver arrangement, any increase in management fees the Investment Adviser receives from the Subsidiary would result in the Investment Adviser waiving an equal amount of management fees it receives from the Fund. As a result, the aggregate management fees borne by Fund shareholders may not be increased without shareholder approval, consistent with Section 15 of the 1940 Act.

6.	Comment: Please ensure that the derivatives-related disclosure in the Prospectus is appropriate for the Fund, in light of the Letter regarding Derivatives-Related Disclosures by Investment Companies from Barry D. Miller, Associate Director, Office of Legal and Disclosure, Division of Investment Management, to Karrie McMillan, Esq., General Counsel, Investment Company Institute (July 30, 2010).

Response: The Fund hereby confirms that it believes its derivatives-related disclosure is appropriate.

7.	Comment: The “Fixed Income Investments” paragraph of the Fund’s principal investment strategy states that “[a]s a result of the Fund’s use of derivatives, the Fund may hold significant amounts of U.S. Treasury and other developed sovereign and/or agency-guaranteed debt in addition to short-term investments, money market funds.” Please include a description of the investment process used to select these instruments.

Response: The Fund has incorporated this comment.

8.	Comment: In the “Fixed Income Investments” paragraph of the Fund’s principal investment strategy, please include a parenthetical after non-investment grade fixed income securities stating that such securities are commonly known as “junk bonds.”

Response: The Fund has incorporated this comment.

9.	Comment: The “Principal Risks of the Fund – Tax Risk” section of the Prospectus states that “the Fund may seek to obtain an opinion of counsel that its income from [investments in the Subsidiary] should constitute ‘qualifying income.’” Please confirm whether such opinion will be filed as an exhibit to the registration statement.

Response: The Fund respectfully notes that the opinion from counsel that any income from the Subsidiary should constitute qualifying income is not required to be filed as an exhibit under Form N-1A.

10.	Comment: The “Investment Management Approach – Principal Investment Strategies” section provides information about the duration of the Fund’s fixed income portfolio. Please provide a “plain English” description of “duration.”

Response: The Fund has incorporated this comment.

11.	Comment: The “Investment Management Approach – Principal Investment Strategies – Goldman Sachs’ Commodities Investing Philosophy” section states that the Fund will invest in commodity index-linked structured notes. Please confirm that the Prospectus discloses all relevant risks associated with this type of investment.

Response: The Fund hereby confirms that its disclosure adequately describes the risks of the Fund’s investments in commodity index-linked structured notes.

12.	Comment: In the “Investment Management Approach – Principal Investment Strategies – Goldman Sachs’ Commodities Investing Philosophy” section, please include the full name of the Fund’s benchmark.

Response: The Fund has incorporated this comment.

13.	Comment: Please explain why there are investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” section of the Prospectus.

Response: The Fund respectfully submits that investment practices listed in the “Investment Practices” table in the Prospectus that are not disclosed in the “Principal Strategies” section of the Prospectus are not a principal part of the Fund’s investment program. Accordingly, under Form N-1A, these investment practices are not permitted to be disclosed in the “Principal Strategies” section of the Prospectus.

14.	Comment: “Short Selling Risk” is included in the “Risks of the Fund” section. If short selling is a principal investment strategy of the Fund, please disclose this in the “Principal Strategy” section.

Response: The Fund hereby confirms that short selling is not a principal investment strategy of the Fund.

15.	Comment: The footnote to the table in the “Shareholder Guide – Common Questions Applicable to the Purchase of Class A Shares – What is the Offering Price of Class A Shares” section states that “No sales charge is payable at the time of purchase of Class A Shares of $1 million or more, but a CDSC of 1.00% may be imposed in the event of certain redemptions within 18 months.” Please include a reference to the section that discloses the circumstances under which a CDSC of 1.00% would be imposed on such redemptions.

Response: The Fund has incorporated this comment.

16.	Comment: With respect to the “Fund Managers” section, please explain supplementally why Messrs. Beinner and Wilson are not included in the portfolio manager table.

Response: The Registrant notes that Messrs. Beinner and Wilson are co-heads of Global Fixed Income and Liquidity Management and are not primarily responsible for the day-to-day management of Fund’s portfolio.

17.	Comment: In the “Taxation – Other Information” section, please explain supplementally whether requests to calculate cost basis using a methodology other than the Fund’s default method of average cost would be applied retroactively or prospectively.

Response: A shareholder that wishes to use a methodology other than average cost is instructed to contact the Fund or his or her Authorized Institution for more information. Upon such a request, the shareholder would receive instructions and any applicable limitations, including any limitations with respect to retroactive reporting. These instructions and any applicable limitations could vary depending on the particular facts and circumstances.

18.	Comment: Please disclose whether the Fund’s investments in “private funds” (e.g., pooled investment vehicles commonly known as hedge funds) are considered “illiquid” for purposes of the Fund’s 15% limitation on illiquid investments. If so, please include private funds in the enumerated list of illiquid securities outlined in the “Risks of Illiquid Securities” section of Appendix A.

Response: The Fund acknowledges the 15% limitation on illiquid investments applicable to open-end registered investment companies, and hereby confirms its intention to comply with this restriction. To the extent the Fund invests in a private fund, the Fund will determine whether such investment is illiquid based on the facts and circumstances.

19.	Comment: Please describe supplementally the Fund’s asset segregation policies with regard to the Fund’s writing of options. It is the staff’s position that the Fund must segregate cash or liquid assets in an amount equal to its notional exposure, unless covered by other means.

Response: The Fund has clarified its asset segregation policies with regard to derivatives. Specifically, the Fund has added the following disclosure:

As an investment company registered with the SEC, the Fund must identify on its books (often referred to as “asset segregation”) liquid assets, or engage in other SEC or SEC-staff approved or other appropriate measures, to “cover” open positions with respect to certain kinds of derivative instruments. In the case of swaps, futures contracts, options, forward contracts and other derivative instruments that do not cash settle, for example, the Fund must identify on its books liquid assets equal to the full notional amount of the instrument while the positions are open, to the extent there is not an offsetting position. However, with respect to certain swaps, futures contracts, options, forward contracts and other derivative instruments that are required to cash settle, the Fund may identify liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the instrument, if any, rather than its full notional amount. The Fund reserves the right to modify its asset segregation policies in the future in its discretion, consistent with the Investment Company Act and SEC or SEC-staff guidance. By identifying assets equal to only its net obligations under certain instruments, the Fund will have the ability to employ leverage to a greater extent than if the Fund were required to identify assets equal to the full notional amount of the instrument.

Accordingly, with regard to written options that: (i) do not cash settle, the Fund will identify on its books liquid assets in an amount equal to the full notional amount of the option while the position is open; and (ii) are required to cash settle, the Fund will identify on its books liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations under the option. Alternatively, written options may be “covered” by other appropriate means, including, for example, owning the underlying reference asset (with respect to written call options). The Fund believes its asset segregation policies are consistent with SEC or SEC-staff guidance.

20.	Comment: Please clarify in Appendix A of the Prospectus that the Fund may modify its asset segregation policies in the future consistent with the 1940 Act and SEC or staff guidance.

Response: The Fund has incorporated this comment (please see the response immediately above).

21.	Comment: If zero coupons, deferred interest, pay-in-kind or capital appreciation bonds are included in the Fund’s portfolio of investments, please disclose: (1) that they are riskier than regular fixed income securities because the borrower could default at maturity; (2) that their valuation requires judgment regarding the collection of future payments; and (3) that there could be uncertainty regarding their source of distributions because distributions (i) might include paid-in capital and (ii) Section 19 of the 1940 Act does not require notice of return of capital by such instruments.

Response: The Fund has incorporated this comment.

22.	Comment: Please ensure that the information presented in “Appendix C: Prior Performance of Similarly Advised Accounts of the Investment Adviser” is consistent with the standards set forth in the applicable SEC staff no-action letters, such as Nicholas-Applegate Mutual Funds (pub. avail. August 6, 1996).

Response: The Fund hereby confirms that it believes the information presented in “Appendix C: Prior Performance of Similarly Advised Accounts of the Investment Adviser” is consistent with the standards set forth in the Nicholas-Applegate Mutual Funds line of no-action letters.

23.	Comment: In “Appendix C: Prior Performance of Similarly Advised Accounts of the Investment Adviser,” the performance of the Composite Account is measured against the Dow Jones UBS Commodity Index Total Return (the “Index”). Please confirm whether this is an appropriate index with which to compare the performance of the Fund and the Composite Account.

Response: In light of the similar investment strategies of the Fund and the Composite Account, the Fund respectfully submits that the Index is an appropriate measure against which to compare the performance of the Fund and the Composite Account. The Index is the Fund’s benchmark index and Item 27(b)(7) of Form N-1A (Instruction 5) defines an appropriate index as “one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.” The Index meets this definition, as the index is administered by an organization that is not an affiliated person of the Fund, the Fund’s investment adviser, or the Fund’s distributor.

24.	Comment: Please confirm whether the Composite Account in “Appendix C: Prior Performance of Similarly Advised Accounts of the Investment Adviser” has a performance history older than 2011. If so, please consider disclosing this prior performance.

Response: The Fund hereby confirms that the Investment Adviser did not manage the Composite Account prior to 2011, and therefore, that the Fund is not able to disclose additional performance history.

Statement of Additional Information

25.	Comment: The “Investment Restrictions” section of the SAI states that “for purposes of the following limitations (except for the asset coverage requirement with respect to borrowings, which is subject to different requirements under the [1940] Act), any limitation which involves a maximum percentage shall not be considered violated unless an excess over the percentage occurs immediately after, and is caused by, an acquisition or encumbrance of securities or assets of, or borrowings by, the Fund.” Please discuss the corrective measures the Fund will take in response to “passive” violations of its limitations with respect to (i) illiquid investments or (ii) borrowing.

Response: The Fund’s policy regarding passive violations of its illiquid investment restriction is disclosed in the section entitled “Appendix A—Other Portfolio Risks—Risks of Illiquid Securities,” which states the following:

If one or more instruments in the Fund’s portfolio become illiquid, the Fund may exceed its 15 percent limitation in illiquid instruments. In the event that changes in the portfolio or other external events cause the investments in illiquid instruments to exceed 15 percent of the Fund’s net assets, the Fund must take steps to bring the aggregate amount of illiquid instruments back within the prescribed limitations as soon as reasonably practicable. This requirement would not force the Fund to liquidate any portfolio instrument where the Fund would suffer a loss on the sale of that instrument.

The Fund’s policy regarding passive violations of its asset coverage requirement with respect to borrowings will be disclosed in the “Investment Restrictions” section of the SAI, which will state the following:

With respect to the Fund’s fundamental investment restrictions on borrowings, below, in the event that asset coverage (as defined in the [1940] Act) at any time falls below 300%, the Fund, within three days thereafter (not including Sundays and holidays) or such longer period as the SEC may prescribe by rules and regulations, will reduce the amount of its borrowings to the extent required so that the asset coverage of such borrowings will be at least 300%.

26.	Comment: Please update the “Trustees and Officers” tables as of the date of the registration statement.

Response: The Fund has incorporated this comment.

27.	Comment: The “Taxation – General” section of the SAI states that “the Fund will obtain an opinion of counsel that its income from [investments in the Subsidiary] should give rise to ‘qualifying income’” whereas the “Principal Risks of the Fund – Tax Risk” section of the Prospectus states that the Fund may seek such an opinion. Please revise the disclosure for consistency.

Response: The Fund has incorporated this comment.

Other

28.	Comment: Please provide Tandy Representations.

Response: Tandy Representations are attached hereto as Exhibit A.

*        *        *         *        *

We believe that the foregoing has been responsive to the staff’s comments. Please call the undersigned at (202) 261-3458 if you wish to discuss this correspondence further.

Sincerely,

/s/ Brenden P. Carroll

Brenden P. Carroll

cc:	Matthew Wolfe, Goldman Sachs Asset Management, L.P.

Chelsea M. Childs, Dechert LLP

Exhibit A

April 25, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Goldman Sachs Trust (the “Registrant”), SEC File Numbers 033-17619 and 811-05349

Ladies and Gentlemen:

On behalf of the Registrant, it is hereby acknowledged that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its Registration Statement and Post-Effective Amendments thereto under the Securities Act of 1933, as amended (“1933 Act”), and the Investment Company Act of 1940, as amended;

•	the action of the U.S. Securities and Exchange Commission (“SEC”) or its staff in commenting on Post-Effective Amendments to the Registrant’s Registration Statement does not relieve the Registrant from its responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	the Registrant may not assert SEC staff comments, or changes in disclosure in response to the same, as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Should you have any questions, please feel free to contact Brenden P. Carroll of Dechert LLP at (202) 261-3458.

Sincerely,

/s/ Matthew Wolfe

Matthew Wolfe, Goldman Sachs Asset Management, L.P.

cc:	Brenden P. Carroll, Dechert LLP